SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

Care.com, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

141633107

(CUSIP Number)

Tenzing Global Management LLC

388 Market Street, Suite 860

San Francisco, CA 94111

Telephone: (415) 645-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 10921T101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tenzing Global Management LLC 45-3120520
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,200,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IA, OO

Page 2 of 10 pages

CUSIP No.: 10921T101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tenzing Global Investors LLC 27-5132283
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,683,835
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,683,835
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,683,835
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON OO

Page 3 of 10 pages

CUSIP No.: 10921T101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tenzing Global Investors Fund I LP 36-4708131
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,683,835
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,683,835
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,683,835
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

Page 4 of 10 pages

CUSIP No.: 10921T101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Chet Kapoor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kenya
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,200,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

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This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed with respect to the Reporting Persons beneficial ownership in Care.com, Inc. (the “Issuer”). This Amendment No. 1 supplements the Schedule 13D as previously filed on March 27, 2015 (as amended, the “Statement”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Statement. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meaning herein as are ascribed to such terms in the Statement. Except as set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Statement.

ITEM 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds (excluding commissions) used by Fund I in making its purchase of the shares of Common Stock owned by it in the aggregate was $15,759,184.59 from working capital.

The source and amount of funds (excluding commissions) used by the Parallel Account in making their purchase of the shares of Common Stock owned by the Parallel Account was $5,089,324.56 from working capital.

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ITEM 4.	Purpose of Transaction.

The information under this Item 4 is hereby amended and supplemented to add the following text:

This Amendment No. 1 is being filed to report a change in beneficial ownership of one percent or more of the Common Stock of the Issuer as a result of the acquisitions reported in this Amendment No 1.

ITEM 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a) The Reporting Persons beneficially own:

(i)	Fund I directly owns 1,683,835 shares of Common Stock representing 5.3% of all of the outstanding shares of Common Stock of the Issuer.

(ii)	Tenzing Global Investors, as the general partner of Fund I, may be deemed to beneficially own the 1,683,835 shares of Common Stock held by Fund I, representing 5.3% of all of the outstanding shares of Common Stock of the Issuer.

(iii)	Tenzing Global Management, as the investment advisor of Fund I and the investment manager of the Parallel Account, may be deemed to beneficially own 2,200,000 shares of Common Stock held by them, representing 6.9% of all of the outstanding shares of Common Stock of the Issuer.

(iv)	Mr. Kapoor may be deemed to be the beneficial owner of the shares of Common Stock owned by Tenzing Global Management.

(v)	Collectively, the Reporting Persons beneficially own 2,200,000 shares of Common Stock representing 6.9% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

The percentages set forth in this response are based on the 31,957,306 shares of Common Stock outstanding as of May 5, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 28, 2015 as filed with the SEC on May 12, 2015.

(b) Tenzing Global Management, Tenzing Global Investors, and Mr. Kapoor may be deemed to share with Fund I and the Parallel Account (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 1,683,835 shares of Common Stock and 516,165 shares of Common Stock reported herein, respectively.

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(c) The following Reporting Persons engaged in the following open-market transactions with respect to the Issuer’s Common Stock since March 27, 2015:

Tenzing Global Investors Fund I LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
3/27/2015	19148	7.85	Purchase
3/30/2015	19148	7.79	Purchase
4/1/2015	9574	7.20	Purchase
4/2/2015	9523	7.31	Purchase
4/6/2015	19045	7.20	Purchase
4/7/2015	19045	7.07	Purchase
4/8/2015	9523	7.12	Purchase
4/9/2015	9523	7.04	Purchase
4/14/2015	9523	6.99	Purchase
4/15/2015	9523	7.03	Purchase
4/16/2015	19045	6.88	Purchase
4/17/2015	9523	6.78	Purchase
4/20/2015	9523	6.70	Purchase
4/22/2015	9523	6.85	Purchase
4/27/2015	9523	6.80	Purchase
4/30/2015	9523	6.46	Purchase
5/7/2015	9523	6.43	Purchase
5/11/2015	9523	6.43	Purchase
5/13/2015	9523	6.30	Purchase
5/15/2015	9523	6.29	Purchase
5/18/2015	9523	6.24	Purchase
5/20/2015	9523	6.13	Purchase
5/21/2015	9523	6.15	Purchase

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Parallel Account

Transaction Date	Number of Shares	Price per Share	Type of Transaction
3/27/2015	5852	7.85	Purchase
3/30/2015	5852	7.79	Purchase
4/1/2015	2926	7.20	Purchase
4/2/2015	2977	7.31	Purchase
4/6/2015	5955	7.20	Purchase
4/7/2015	5955	7.07	Purchase
4/8/2015	2977	7.12	Purchase
4/9/2015	2977	7.04	Purchase
4/14/2015	2977	6.99	Purchase
4/15/2015	2977	7.03	Purchase
4/16/2015	5955	6.88	Purchase
4/17/2015	2977	6.78	Purchase
4/20/2015	2977	6.70	Purchase
4/22/2015	2977	6.85	Purchase
4/27/2015	2977	6.80	Purchase
4/30/2015	2977	6.46	Purchase
5/7/2015	2977	6.43	Purchase
5/11/2015	2977	6.43	Purchase
5/13/2015	2977	6.30	Purchase
5/15/2015	2977	6.29	Purchase
5/18/2015	2977	6.24	Purchase
5/20/2015	2977	6.13	Purchase
5/21/2015	2977	6.15	Purchase

Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons since March 27, 2015.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement – Incorporated by Reference to the Schedule 13D as filed with the SEC on March 27, 2015

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: May 22, 2015

Tenzing Global Management LLC
By:	/s/ Chet Kapoor
Chet Kapoor Managing Partner of Tenzing Global Management LLC

Tenzing Global Investors LLC
By:	/s/ Chet Kapoor
Chet Kapoor Managing Partner of Tenzing Global Investors LLC

Tenzing Global Investors Fund I LP
By:	Tenzing Global Investors, LLC, its General Partner
By:	/s/ Chet Kapoor
Portfolio Manager of Tenzing Global Investors Fund I LP

/s/ Chet Kapoor
Chet Kapoor

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